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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                              (Amendment No. 22)

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          AMERICAN BANKERS INSURANCE
                                 GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                          AMERICAN BANKERS INSURANCE
                                 GROUP, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE,
   INCLUDING THE ASSOCIATED SERIES C PARTICIPATING PREFERRED STOCK PURCHASE
                                    RIGHTS
                        (TITLE OF CLASS OF SECURITIES)

                                  24456 10 5
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               GERALD N. GASTON
             Vice Chairman, President and Chief Executive Officer
                    American Bankers Insurance Group, Inc.
                           11222 Quail Roost Drive
                             Miami, FL 33157-6596
                                (305) 253-2244
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                  COPIES TO:

        MORTON A. PIERCE, ESQ.           JOSEPHINE CICCHETTI, ESQ.
       JONATHAN L. FREEDMAN, ESQ.       Jorden Burt Boros Cicchetti
         Dewey Ballantine LLP              Berenson & Johnson LLP
      1301 Avenue of the Americas      777 Brickell Avenue, Suite 500
          New York, NY 10019                  Miami, FL 33131
           (212) 259-8000                     (305) 371-2600

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   This Amendment No. 22 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule 14D-9") of American Bankers Insurance Group, Inc., a Florida Corporation (the "Company" or "American Bankers"), filed in connection with the Cendant Offer. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   On October 13, 1998, the Company and Cendant entered into an agreement terminating the Cendant Merger Agreement. In connection with the termination, Cendant and the Company have released each other from any claims relating to Cendant's proposed acquisition of the Company and Cendant has made a $400 million cash payment to the Company. As a result of the termination Cendant has terminated the Cendant Offer. A copy of the press release announcing the termination is filed as Exhibit 53, and the Settlement Agreement between the Company and Cendant dated October 13, 1998 is filed as Exhibit 54.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 53............ Joint Press Release, dated October 13, 1998, of Cendant and the Company.

Exhibit 54............ Settlement Agreement, dated as of October 13, 1998, by and among the Company, Cendant and Season Acquisition
                       Corp.

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                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      AMERICAN BANKERS INSURANCE GROUP, INC.


                                      By: /s/ GERALD N. GASTON
                                          ------------------------------------
                                          Name: Gerald N. Gaston
                                          Title: Chief Executive Officer,
                                                 President and Vice Chairman

Date: October 14, 1998


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                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
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EXHIBIT 53............. JOINT PRESS RELEASE, DATED OCTOBER 13, 1998, OF CENDANT
                        AND THE COMPANY

EXHIBIT 54............. SETTLEMENT AGREEMENT, DATED AS OF OCTOBER 13, 1998, BY
                        AND AMONG THE COMPANY, CENDANT AND SEASON ACQUISITION CORP.